SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                             ___________________
                            INTRACO SYSTEMS, INC.
                (Name of Small Business Issuer in Its Charter)

             Nevada                          87-0381511
          ------------                     --------------
     (State or Other Jurisdiction of   (IRS Employer Identification Number)
     Incorporation or Organization)

             3998 Florida Atlantic University Boulevard, Suite 210
                         Boca Raton, Florida 33431
                              (561) 367-0600
               -------------------------------------------
         (Address and Telephone Number of Principal Executive Offices)

                        Copies of communications to:

                          Michael D. Karsch, Esq.
                            Broad and Cassel
                       7777 Glades Road, Suite 300
                        Boca Raton, Florida 33434
                      Telephone No. (561) 483-7000
                     _______________________________

        Securities to be registered under Section 12(b) of the Act:
Title of each class                    Name of each exchange on which
To be so registered                    each class is to be registered

     None
 ------------------                        ------------------------



Securities to be registered under Section 12(g) of the Act:
     Common Stock
   --------------
  (Title of class)


THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. INTRACO'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS DOCUMENT. THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THE DOCUMENT AND PARTICULARLY IN THE SECTION ENTITLED "RISK FACTORS."



PART II


                      INTRACO SYSTEMS, INC.

                      FINANCIAL STATEMENTS

             YEARS ENDED DECEMBER 31, 1998 AND 1997







                      TABLE OF CONTENTS



Independent Auditor's Report                                               1
Independent Auditor's Consent Letter                                       2
Financial Statements:

   Balance Sheets as of December 31, 1998 and 1997,
       and Unaudited at June 30, 1999 and 1998                           3-4

   Statements of Operations for the Years Ended December 31, 1998
       and 1997, and Unaudited for the Six Months Ended June 30, 1999 and
       1998
                                                                           5

   Statements of Changes in Stockholders' Deficit for the Years Ended
       December 31, 1998 and 1997, and Unaudited for the Six Months Ended
       June 30, 1999 and 1998                                              6

   Statements of Cash Flows for the Years Ended December 31, 1998
       and 1997, and Unaudited for the Six Months Ended June 30, 1999 and
       1998                                                                7

Notes to Financial Statements                                           8-14






                         DASZKAL, BOLTON & MANELA
                       CERTIFIED PUBLIC ACCOUNTANTS
                A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

     240 W. PALMETTO PARK ROAD, SUITE 300 @ BOCA RATON, FLORIDA  33432
            TELEPHONE  (561) 367-1040   FAX (561) 750-3236


JEFFREY A. BOLTON, CPA, P.A.                MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.               OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.




                     INDEPENDENT AUDITORS REPORT


To the Board of Directors
Intraco Systems, Inc.

We have audited the accompanying balance sheets of Intraco Systems, Inc., as of December 31, 1998 and 1997, the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intraco Systems, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





/s/ Daszkal, Bolton & Manela, CPAs


Boca Raton, Florida
February 26, 1999, except for
Notes 12 and 13 as to which the date is
March 3, 1999




                        DASZKAL, BOLTON & MANELA
                       CERTIFIED PUBLIC ACCOUNTANTS
                A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

       240 W. PALMETTO PARK ROAD, SUITE 300 @ BOCA RATON, FLORIDA  33432
               TELEPHONE  (561) 367-1040   FAX (561) 750-3236

JEFFREY A. BOLTON, CPA, P.A.               MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.              OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.




             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT



We hereby consent to the use in this Registration Statement on Form 10-SB of Intraco Systems, Inc., for the years ended December 31, 1998 and 1997, of our report dated February 26, 1999.



                                  /s/ Daszkal, Bolton & Manela, CPAs

Boca Raton, Florida                   Daszkal, Bolton & Manela, CPAs
September 3, 1999













                            INTRACO SYSTEMS, INC.
                               BALANCE SHEETS



                                   ASSETS

                                  December 31,             June 30,
                                                           (Unaudited)
                                1998          1997         1999       1998
Current assets:
   Cash                      $  32,245     $ 255,034     $ 49,264  $  44,363
   Accounts receivable          49,900       235,627      321,000    186,585
   Notes receivable                  -             -      125,000          -
   Inventory                    65,840             -       86,251          -
   Interest receivable               -             -       16,722          -
   Prepaid expenses            125,945       127,265       53,866    123,915
                               -------       -------      -------    -------
        Total current assets   273,930       617,926      652,103    354,863
                               -------       -------      -------    -------

Property and equipment, net    113,076        73,444      114,865     73,906

Other assets:
   Due from related party       46,480       133,410            -    152,858
   Note receivable
    - related party            123,059             -       48,096          -
   Goodwill                          -             -       83,910          -
   Due from shareholder         20,500             -            -          -
   Deposits                     13,819         2,708       21,064      2,708
                               -------       -------      -------    -------
        Total other assets     203,858       136,118      153,070    155,566
                               -------       -------      -------    -------

        Total assets         $ 590,864     $ 827,488    $ 920,038  $ 584,335
                             =========     =========     ========  =========










See accompanying notes to financial statements.



                            INTRACO SYSTEMS, INC.
                              BALANCE SHEETS




                 LIABILITIES AND STOCKHOLDERS' DEFICIT

                                December 31,               June 30,
                                                           (Unaudited)
                                1998         1997       1999         1998
Current liabilities:
   Accounts payable          $ 332,476   $ 716,146   $ 641,002   $ 289,800
   Deferred revenue            152,174     593,733      63,897     515,386
   Accrued expenses                  -           -      33,973           -
   Customer deposits           172,195           -      31,373           -
   Note payable                306,526      50,000     298,890     238,000
   Due to shareholde            17,700           -           -           -
                             ---------    --------    --------    --------
      Total current
            liabilities        981,071   1,359,879   1,069,135   1,043,186
                             ---------   ---------   ---------   ---------

Note payable                   113,686           -           -           -

Stockholders' deficit:
   Convertible redeemable preferred stock, $.001 par
     value, 10,000,000 shares authorized and
     52,500 shares issued and outstanding, 7%
     cumulative, with a $1.00 per share preference
     value                          53           -        749            -

   Common stock, $.001 and $.001 par value
     100,000,000 shares authorized, 9,665,200 and
     9,000,000 shares issued and outstanding

                                 9,665       9,000     13,020        9,000
   Additional paid-in capital  131,797      23,822  1,352,539       23,822
   Subscription receivable           -           -   (566,300)           -
   Accumulated deficit        (645,408)   (565,213)  (949,105)    (491,673)
                             ---------   ---------   ---------     ---------

       Total stockholders'
                 deficit      (503,893)   (532,391)  (149,097)    (458,851)
                              ---------   ---------   ---------   ---------

       Total liabilities
       and stockholders'
                deficit      $ 590,864  $  827,488  $ 920,038    $ 584,335
                            =========   ==========   =========   =========




See accompanying notes to financial statements


                         INTRACO SYSTEMS, INC.
                       STATEMENTS OF OPERATIONS


                                Years ended            Six months ended
                                December 31,                June 30,
                                                           (Unaudited)
                            1998          1997        1999         1998
Revenues:
   Systems/networks     $1,248,824    $2,287,861  $1,383,474    $ 693,299
   Service contracts     1,456,107     1,268,316     318,139      718,330
                         ---------     ---------   ---------     --------
        Total revenues   2,704,931     3,556,177   1,701,613    1,411,629
                         ---------     ---------   ---------    ---------

Cost of revenues:
   Systems/networks        638,885     1,443,080   1,033,293      313,676
   Service contracts     1,073,835     1,163,589     206,687      542,967
                         ---------     ---------   ---------     --------
        Total cost
        of revenues      1,712,720     2,606,669   1,239,980      856,643
                         ---------     ---------   ---------     --------

Gross profit              992,211        949,508     461,633      554,986

General and
   administrative       1,037,829      1,116,198     764,007      463,267
                        ---------      ---------   ---------     --------
Income (loss)
   from operations        (45,618)      (166,690)   (302,374)      91,719

Interest income             2,490          1,432      17,018        2,046

Interest expense          (37,067)        (6,005)    (18,341)     (20,225)

Income (loss)
  before income taxes     (80,195)      (171,263)   (303,697)      73,540

Provision (benefit)
  for income taxes              -              -           -            -
                         ----------    ----------   ---------     --------

Net income (loss)      $  (80,195)    $ (171,263) $ (303,697)    $ 73,540
                       ===========     ==========  ==========    ========
Net income (loss) per share
 (basic and diluted)   $    (.009)    $    (.019) $     (.03)    $   .008
                       ===========    ==========  ==========      ========





See accompanying notes to financial statements.

                              INTRACO SYSTEMS, INC.
                   STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT




             Preferred        Common      Add'l
              Stock           Stock       Paid-in  Subscr. Accum.
          Shares  Amount  Shares  Amount  Capital    Rec.  Deficit  Total

Balance at
 December 31, 1996
              -   $  -        100 $    -  $    -  $     -  $ 32,023 $      -
 Common stock split
 (90,000 to 1)
              -      -  8,999,900  8,900  (8,900)       -         -        -
Prior period
 adjustments
              -      -           -     -       -        -  (425,973)(425,973)
-----------------------------------------------------------------------------
Balance at
 December 31, 1996
 as adjusted
              -      -  9,000,000  9,000  (8,900)       -  (393,950)(393,850)

Conversion of
 shareholder note
              -      -          -      -  32,722        -         -   32,722

Net loss for
 the year
              -      -          -      -       -        -  (171,263)(171,263)
-----------------------------------------------------------------------------
Balance at
 December 31, 1997
              -      -  9,000,000  9,000  32,822        -  (565,213)(532,391)

Issuance of common
 stock for cash
              -      -    665,200    665 165,635        -         -  166,300

Costs associated
 with issuance
 of stock
              -      -          -      -(110,107)       -         - (110,107)

Issuance of
 preferred stock
 for cash
         52,500     53          -      -  52,447        -        -    52,500

Net loss for
 the year
              -      -          -      -       -        -  (80,195)  (80,195)
-----------------------------------------------------------------------------
Balance at
 December 31, 1998
         52,500     53  9,665,200  9,665 131,797        - (645,408) (503,893)

Net Loss,
 June 30, 1999
              -      -          -      -       -        - (303,697) (303,697)

Costs associated with
 recapitalization
              -      -          -      -(283,153)       -        -  (283,153)

Issuance of
 common stock
              -      -  1,631,300  1,631 902,894        -        -   904,525

Costs associated
 with issuance
 of stock
              -      -          -      -(202,964)       -        -  (202,964)

Dividends paid
              -      -          -      -  (1,092)       -        -    (1,092)

Issuance of preferred
 stock for cash


        696,000    696          -      - 695,304        -        -   696,000

Acquisition of
 assets of CTE
              -      -  1,664,489  1,664   1,773        -        -     3,437
Issuance of stock
 for acquisition
              -      -     60,000     60 107,980        -        -   108,040

Subscriptions
 receivable
              -      -          -      -       -  (566,300)      -  (566,300)

Balance at
 June 30, 1999
        748,500    749 13,020,989 13,020 1,352,539(566,300)(949,105)(149,097)
        -------    --- ---------- ------ --------- -------  -------  -------

See accompanying notes to financial statements.


INTRACO SYSTEMS, INC.
STATEMENTS OF CASH FLOWS

                                      Years ended         Six months ended
                                      December 31,           June 30,
                                                            (Unaudited)
                                      1998       1997       1999       1998

   Net (loss)                     $ (80,195)  $(171,263) $(303,697) $  73,540
   Adjustments to reconcile
   net loss to net cash
      provided (used) by
      operating activities:
        Depreciation                 18,426      16,099      9,602     13,365
        Changes in assets
        and liabilities:
         (Increase) decrease in:
            Inventory               (65,840)          -    (20,411)         -
            Accounts receivable     185,727     (34,855)  (271,100)    49,042
            Interest receivable           -           -    (16,722)         -
            Note receivable - related     -           -     74,963          -
            Prepaid expenses          1,320     107,569     72,079      3,350
            Due from related
            parties                 (38,929)   (133,410)    46,480    (19,448)
            Due from Shareholder          -           -      2,800          -
            Security deposits       (11,111)          -     (7,245)         -
         Increase (decrease) in:
            Accounts payable        143,236     609,544    308,526   (152,346)
            Accrued expenses              -           -     33,973          -
            Deferred revenue       (441,559)    109,094    (88,277)   (78,347)
            Customer deposits       172,195           -   (140,822)         -
                                   --------     -------   --------    -------
Net cash provided (used)
by operating activities            (116,730)    502,778   (299,851) (110,844)
                                   --------     -------   --------    -------

Cash flows from investing activities:
   Purchase of property
   and equipment                    (58,058)    (13,931)    (5,391)  (13,827)
                                    --------    -------    -------    -------
Cash flows from financing activities:
   Proceeds from issuance
   of common stock                  166,300           -    234,792         -
   Proceeds from issuance
   of preferred stock                52,500           -    696,000         -
   Costs associated with
   issuance of stock               (110,107)          -   (202,964)        -
   Dividends paid                         -           -     (1,092)        -
   Repayment of long-term debt     (156,694)   (290,124)  (121,322)  (86,000)
   Increase stockholder loans             -       1,739          -         -
   Costs associated with
   recapitalization                       -           -   (283,153)        -
                                  ---------    --------   --------    -------
Net cash provided (used) by
financing activities                (48,001)   (288,385)   322,261   (86,000)
                                  ---------    --------   --------    -------
Net increase (decrease) in cash    (222,789)     200,46     17,019  (210,671)

Cash, beginning of year             255,034      54,572     32,245   255,034
                                   --------     ------     -------    -------
Cash, end of year                 $  32,245   $ 255,034  $  49,264   $44,363
                                  =========   =========   ========= ========
Supplemental disclosure of
cash flow information:
   Cash paid during the year for:
Interest paid                     $  37,067   $   6,005  $  18,341  $ 20,225
                                  =========  =========   =========   ========
Non-cash transactions affecting
investing activities:
   Property and equipment
   acquired in acquisition       $       -    $      -   $   6,000  $      -
                                  =========  =========   =========   ========
Non-cash transactions affecting
financing activities:
   Conversion of shareholder note
   into common stock             $       -    $ 32,722   $       -   $      -
                                  =========  =========   =========   ========
   Conversion of accounts payable
   to note payable               $ 438,906   $       -   $       -   $438,906
                                  =========  =========   =========   ========
   Common stock issued for note  $       -   $       -   $ 691,300   $      -
                                  =========  =========   =========   ========
   Issuance of common stock
   for acquisition               $       -  $       -   $  90,000   $      -
                                  =========  =========   =========   ========


See accompanying notes to financial statements.




NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
Intraco Systems, Inc., (the "Company") specializes in providing a full range of computer solutions worldwide based on its software products, complete systems, complex networks, and Internet solutions. These include hardware and/or software technical services such as custom software and software migrations, as well as technical support both on-site and remote as may be required.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is recorded at cost and is depreciated using the straight-line method over their estimated useful lives.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Generally, revenues from sales of products are recognized when products are shipped unless the Company has obligations remaining under a sales or licensing agreement, in which case revenue is either deferred until all obligations are satisfied or recognized ratably over the term of the contract. Revenues from sales of maintenance contracts in 1998 and 1997 were $1,456,407 and $1,268,316, respectively.

Inventory

Inventory consists primarily of computer equipment purchased for resale, and is stated at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method.

Unaudited Interim Information

The information presented as of June 30, 1999 and 1998, and for the six month periods ended June 30, 1999 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the six months ended June 30, 1999 and 1998, and the stockholders deficit for the six months ended June 30, 1999.

Earnings Per Share

Earnings per share are computed based on the weighted average number of common shares outstanding during the year. Stock warrants and options outstanding are common stock equivalents and are included in the calculation of earnings per share to the extent they are dilutive using the treasury-stock method. Basic and diluted earnings per share are the same.

NOTE 3 - PROPERTY AND EQUIPMENT


Property and equipment consist of the following:

                                      1998           1997
Leasehold improvements             $ 50,282     $      -
Equipment                           111,696      103,919
Furniture and fixtures               22,260       22,260
                                    --------    --------
     Total property and equipment   184,238      126,179

Less: accumulated depreciation      (71,162)     (52,735)
                                   ---------     --------
     Property and equipment, net   $ 113,076     $ 73,444
                                   =========     ========


Depreciation expense for the years ended December 31, 1998 and 1997, was $18,426 and $16,099, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with various companies through common ownership. During the years ended December 31, 1998 and 1997, the Company had the following transactions with a related party (Intraco, Ltd.):


                                                  1998            1997

Due from related party - beginning of year     $ 133,410     $       -
Sales to related party                           235,255       216,000
Cash received                                   (199,126)      (82,590)
Less: Amount converted to note receivable
  (Due in 36 monthly installments, with
               an interest rate of 6%)           123,059             -
                                                 --------    ---------
Due from related party - end of year          $   46,480     $ 133,410
                                               ==========    =========

The Company paid a minority shareholder of the Company $90,000 during 1998 pursuant to a consulting agreement.

NOTE 5 - OPERATING LEASES
The Company leases facilities and equipment under operating leases, with terms from three to five years, payable in monthly installments. Total lease expense for the years ended December 31, 1998 and 1997, was $67,860 and $45,711, respectively.

Future minimum lease payments for leases with a term in excess of one year are as follows:

                                  Years ended
                                  December 31,
                               1999          $157,000
                               2000           161,000
                               2001           151,000
                               2002           130,000
                               2003           127,000

NOTE 6 - LONG-TERM DEBT

At December 31, 1998 and 1997, long-term debt consists of the following:

                                                    1998          1997
Note payable, due on demand,
with an interest rate of 13.5%,
with remaining balance due January 31, 1998.      $      -      $  50,000

Note payable due in monthly installments
ranging from $12,000 to $39,000 plus interest at
10%, with remaining balances due March 2000.
Secured by all assets of the Company.              420,212              -
                                                   -------        -------
Less current portion                               306,526         50,000
                                                   -------        -------
                                                 $ 113,686      $       -
                                                  ========       ========

Aggregate maturities of long-term debt are as follows:

                           1999          $306,526
                           2000           113,686
                                          -------
                             Total       $420,212
                                         ========

Total interest expense for the years ended December 31, 1998 and 1997, was approximately $37,000 and $6,000, respectively.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash bank deposit at various financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000 and the balance, at times, may exceed federally insured limits. At December 31, 1998, the Company's cash balance did not exceed the insured limit. The balance exceeded the insurance limit by approximately $155,000 at December 31, 1997.

NOTE 8 - MAJOR CUSTOMER

Sales to one customer in 1998 and 1997, represented approximately 29% and 64% of total sales, respectively.

NOTE 9 - PRIOR PERIOD ADJUSTMENTS

During 1997, an adjustment was made to correct the Company's revenue and expense recognition method relating to its service contracts. In previous years the Company recognized the revenue and expense on the cash basis. This error was corrected and revenue and expenses are now recognized when earned or incurred, respectively. The effect of this adjustment, when reported in the appropriate year was to decrease stockholders' equity as reported at December 31, 1996 by $(254,653).

The Company also adjusted the financial statement to correct the overstatement of the capitalized software costs. During 1997, it was determined that the capitalized software costs had no future benefit as of December 31, 1996. The effect of this adjustment, when reported in the appropriate year was to decrease stockholders' equity as reported at December 31, 1996 by $(171,320).

The total effect of these adjustments was to decrease the stockholders' equity balance as reported at December 31, 1996 by $(425,973).

NOTE 10 - STOCKHOLDERS' DEFICIT AND STOCK OPTION PLAN

In August and in November 1998, the Company amended and restated the Articles of Incorporation. The Company increased the aggregate number of shares to 60,000,000 consisting of 50,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of preferred stock, par value $.001 per share, 7% cumulative dividend, payable quarterly starting February 1, 1999. The preferred stock is redeemable at any time at the option of the Company at $1.00 per share. Five years from the date of issuance or 180 days after the effective date of the Company's initial public offering, the holders of at least 51% of the Series A preferred stock will have one demand registration right. The Company will be contractually required to use its best efforts to file a registration statement and to have such registration statement become effective.

In November of 1998, the Company commenced a Regulation D 504 stock offering and as a result of the offering the Company issued 665,200 shares of common stock for $166,300 or $.25 per share. Also in November of 1998, the Company began a preferred stock offering and as a result of the offering, the Company issued 52,500 shares of preferred stock of which 12,500 shares were issued under Regulation D 506 and 40,000 shares under Regulation S, at $1.00 per share which totals $52,500. Costs incurred associated with these offerings
totaled $110,000.   The Company is continuing these offerings of common and
preferred stock and during the period January 1, 1999 through March 3, 1999, raised additional capital of approximately $328,000.

Holders will have the right to convert the Series A preferred stock, in whole or in part, at any time, or from time to time, into the common stock, par value $0.001, of the Company. The initial conversion rate shall be on a one-to-one basis and shall be subject to proportional stock splits, stock dividends and reverse stock splits, and to standard weighted average price-based anti-dilution provisions as well as specific anti-dilution provisions with respect to any future series of preferred stock.

Stock Option Plan

Under the Company's stock option plan, 2,000,000 shares of common stock were reserved for issuance upon exercise of options granted to directors, officers and employees of the Company. Options issued through December 31, 1998, carry exercise prices equal to that of the fair market value on the date of the grant. The options vest equally over a period of two years following the date of grant and the unexercised portion of the options expires and ceases to be exercisable on the earlier of the tenth year after the date of the grant or specified date following termination of employment.

The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation," the Company's 1998 net loss would have increased by $6,649. The fair value of each option is estimated on the date of grant using fair market option pricing model with the following assumption:

                 Risk-free interest rate               5.28%
                 Expected life (years)                  10
                 Expected volatility                    n/a
                 Expected dividends                    None
      Weighed average remaining contractual life   1.75 years


A summary of option transactions during the years ended December 31, 1998 and 1997, is shown below:

                                                  Weighted Average
                                          Number of           Exercise Price
                                           Options               Per Option

Outstanding at December 31, 1997                  -              $    -
Granted                                     900,000                 .25
Exercised                                         -                   -
Forfeited                                   (85,000)                .25
                                            -------              ------
Outstanding at December 31, 1998            815,000              $  .25
                                            =======              ======

NOTE 11 - INCOME TAXES

The provision (benefit) for income taxes is as follows:

                                               1998             1997

Taxes currently payable                      $      -        $       -
Deferred income tax benefit                    27,485          229,897
Change in beginning valuation allowance       (27,485)        (229,897)
                                              -------         --------
Provision (benefit) for income taxes         $      -        $       -
                                             ========        =========

Reconciliation of the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                               1998           1997

Computed at the statutory rates (34%)        $(27,266)      $(58,229)
Increase (decrease) resulting from:
   Non-deductible expenses                      2,692            678
State income taxes, net of federal income
   tax benefit                                 (2,911)        (6,216)
Reinstatement of deferred tax asset at 5/7/97       -       (188,554)
Reinstatement/change in deferred tax asset
   valuation allowance                         27,485        229,897
Other                                               -         22,424
                                            ---------      ---------
Tax provision (benefit)                     $       -      $       -
                                             =========      =========


The components of the deferred tax asset were as follows at December 31:

                                                     1998             1997


Net operating loss carryforward                  $ 249,648        $ 59,519
Deferred revenue                                    57,263         223,422
                                                   -------         -------
        Total deferred tax asset                   306,911         282,941

Deferred tax liabilities:
   Deferred costs                                  (41,239)        (46,807)
   Depreciation expense                             (8,290)         (6,237)
                                                  --------         -------
Net deferred tax asset                             257,382         229,897
                                                  --------         -------
Valuation allowance:
   Beginning of year                              (229,897)              -
   Decrease (increase) during year                 (27,485)       (229,897)
                                                  --------        --------
   Ending balance                                 (257,382)       (229,897)
                                                  --------        --------
Net deferred taxes                               $       -       $       -
                                                 ==========      ==========

          At December 31, 1998 and 1997, the Company has unused net operating loss carryforwards of approximately $663,000 and $158,000, respectively, expiring primarily in 2013 and 2012, which are available for use on its future corporate Federal and State tax returns.

NOTE 12 - SUBSEQUENT EVENTS
During the period from January 1, 1999 to March 3, 1999, the Company raised additional capital, from stock offerings, totaling, approximately $328,000.

Unaudited

In April of 1999, CTE, a public shell, acquired all of the outstanding common stock of the Company. For accounting purposes, the acquisition has been treated as an acquisition of CTE by the Company and as a recapitalization of the company. As a result of the recapitalization, the Company is now authorized to issue 100,000,000 shares of common stock.

NOTE 13 - MANAGEMENT'S PLAN

As shown in the accompanying financial statements, the Corporation incurred a net loss of $80,195 during the year ended December 31, 1998, and $171,263 for the year ended December 31, 1997. The Company's current liabilities exceeded its current assets by $707,141 and $741,953, respectively. The ability of the Corporation to continue as a going concern is dependent on increasing sales and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

Management's plan to increase sales and obtain additional capital includes several specific actions. On the sales side, greater emphasis will be placed on systems, web development and services as these areas have higher profit margins and represent a market which is growing much more rapidly than the company's traditional contract services. Management is also pursuing an aggressive acquisition strategy which is expected to add significantly to revenues and profits while strengthening the organization.

For capital sourcing, management will continue the private placement offerings of common and preferred stock, which during the period from January 1, 1999 through March 3, 1999 have raised $328,000. In addition, in April 1999 the Company completed a merger with CTE, a public shell. This merger was accounted for as a reverse merger.

No estimate has been made should management's plan be unsuccessful.

PART III

EXHIBITS



Exhibit Number     Description



   EX-27           Financial Data Schedule



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  INTRACO SYSTEMS, INC.



Date: September __, 1999          By:    /s/ Jack S. Berger
                                  -------------------------
                                  Jack S. Berger, President